Exhibit 99 (a)(5)(iii)

Contact:

Allison Wey
Par Pharmaceutical Companies, Inc.

(201) 802-4000

Par Pharmaceutical Announces Results of its “Modified Dutch Auction” Tender Offer

Woodcliff Lake, New Jersey, November 25, 2009 — Par Pharmaceutical Companies, Inc. (NYSE: PRX) today announced the results of its “Modified Dutch Auction” tender offer, in which Par offered to purchase, for cash, up to $65,000,000 aggregate principal amount, or up to approximately 82.7%, of its outstanding 2.875% Senior Subordinated Convertible Notes due 2010.

Based on the count by American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, $30,805,000 aggregate principal amount of the Notes were properly tendered and not withdrawn in the tender offer.

In accordance with the terms and conditions of the tender offer, and based on the count by the depositary, the Company has accepted for payment $30,805,000 aggregate principal amount of the Notes at a purchase price of $1,000 per $1,000 principal amount, for a total cost of $30,805,000 (excluding accrued interest and fees and other expenses in connection with the tender offer).

The aggregate principal amount of Notes that the Company will purchase represents approximately 39.2% of the currently outstanding principal amount of the Notes.

In the tender offer, the Company offered to purchase, for cash, up to $65,000,000 aggregate principal amount, or up to approximately 82.7%, of the outstanding Notes at a price not greater than $1,000.00 nor less than $982.50 per $1,000 principal amount, plus accrued and unpaid interest thereon.

JMP Securities LLC served as the dealer manager for the tender offer.  American Stock Transfer & Trust Company, LLC served as the depositary for the tender offer, and Georgeson, Inc. served as the information agent for the tender offer.  Holders of the Notes who have questions about the tender offer may call the dealer manager at (415) 869-4460, or the information agent at (888) 877-5360 (Toll Free) and (212) 440-9800 for banks and brokerage firms.

About Par Pharmaceutical

Par Pharmaceutical Companies, Inc. develops, manufactures and markets generic drugs and innovative branded pharmaceuticals for specialty markets.  For press releases and other company information, visit www.parpharm.com.

Forward-Looking Statements

This press release also contains “forward-looking statements” that are based on current expectations, estimates, beliefs, assumptions and projections about our business.  To the extent any statements made in this news release contain information that is not historical, these statements are essentially forward-looking and, as such, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of the Company, which could cause actual results and outcomes to differ materially from those expressed herein.  Risk factors that might affect such forward-looking statements include those set forth in our Schedule TO filed with the SEC on October 14, 2009 (as amended), in Item 1A of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, in Item 1A of the Company’s subsequent Quarterly Reports on Form 10-Q, in other of the Company’s filings with the SEC from time to time, including Current Reports on Form 8-K, and on general industry and economic conditions.  Any forward-looking statements included in this news release are made as of the date hereof only, based on information available to the Company as of the date hereof, and, subject to any applicable law to the contrary, the Company assumes no obligation to update any forward-looking statements.

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